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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 3)


Beverly Hills Bancorp Inc.
(Name of Issuer)


Common Stock, par value $0.01 per share
(Title of Class of Securities)


087866109
(CUSIP Number)


Robert H. Kanner
3830 Kelley Avenue
Cleveland, Ohio 44114
(216) 426-5588

with a copy to:
Stephen R. Kalette, Esq.
3830 Kelley Avenue
Cleveland, Ohio 44114
(216) 426-5566
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [__]
(Continued on following pages)

(Page 1 of 5 pages)

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SCHEDULE 13D/A
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PAGE 2 OF 5 PAGES
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____________________
CUSIP NO. 087866109
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1	NAME OF REPORTING PERSON

        Robert H. Kanner




2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [     ]
	(b)  [     ]



3	SEC USE ONLY



4	SOURCE OF FUNDS
                 PF


5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)   [    ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida, USA


NUMBER OF SHARES		7	SOLE VOTING POWER
BENEFICIALLY OWNED			1,120,002
BY EACH REPORTING
PERSON

8	SHARED VOTING POWER

None

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9	SOLE DISPOSITIVE POWER
1,120,002



10	SHARED DISPOSITIVE POWER

None


11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON	1,120,002



12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
CERTAIN SHARES

[    ]


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
	6.0%



14	TYPE OF REPORTING PERSON

	IN


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ITEM 1.	SECURITY AND ISSUER

		Beverly Hills Bancorp Inc.
		23901 Calabasas Road
		Suite 1050
		Calabasas CA 93102

		Common Stock, par value $.01 per share


ITEM 2.	IDENTITY AND BACKGROUND

a.	Robert H. Kanner

b.	3830 Kelley Avenue
    Cleveland, Ohio 44114

c.	Chairman, Pubco Corporation
3830 Kelley Avenue
Cleveland, Ohio 44114

d.	Mr. Kanner has not been convicted in any criminal proceeding
(excluding traffic violations) during the last 5 years or ever.

e.	Mr. Kanner has not, during the last 5 years or ever, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining violations or prohibiting or mandating activities subject to federal or state securities laws or finding any violation of such laws.

f.	Citizenship  - USA


ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

		NA


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PAGE 4 OF 5 PAGES
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ITEM 4.	PURPOSE OF TRANSACTION

Mr. Kanner resigned from the Boards of Directors of the Issuer and its sub-sidiaries on June 24, 2008.

Although Mr. Kanner might acquire additional securities of the Issuer, it is more likely that he will dispose of some or all of his securities depending on market conditions and his own personal circumstances.

Mr. Kanner has no present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.



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PAGE 5 OF 5 PAGES
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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Mr. Kanner beneficially owns 1,120,002 shares of the Issuer's Common Stock or approximately 5.976% of the Issuer's outstanding Common Stock. That number of shares includes 23,334 shares that may be acquired upon exercise of options. Mr. Kanner owns no other securities of the Issuer and has made no transactions in such securities in the prior 60 days. Mr. Kanner has sole power to vote and sole power to dispose of the Common Shares. No person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any of Mr. Kanner's securities.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships between Mr. Kanner and any other person with respect to securities of the Issuer.


ITEM 7.	MATERIALS TO BE FILED AS AN EXHIBIT

No documents are required to be filed as exhibits to this Schedule 13D/A.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 7, 2008 				/s/ Robert H. Kanner
					        Robert H. Kanner